Exhibit 99.(a)(1)(I)

Email dated October 16, 2008 from Quantum to Eligible Participants:

To:	Eligible Participants

From:	Alan P. Niedzwiecki

I am pleased to share with you that Quantum’s Board of Directors and Stockholders have recently approved the implementation of a value-for-value stock option exchange program (“Option Exchange Program”). The Option Exchange Program will allow employees and directors to exchange certain out-of-money (or “underwater”) stock options for replacement options that would entitle the holder to purchase a fewer number of shares of common stock at an exercise price that is more in line with the current value of our common stock.

Under the Option Exchange Program, all current officers, directors and employees holding stock options with an exercise price of at least $1.41 per share (“Eligible Participants”) will be able to exchange those options for replacement options that will have an exercise price equal to the greater of (a) $1.13 and (b) the closing bid price for a share of Quantum stock on the day this offer expires. Except for the change in exercise price and the number of shares covered by the replacement options, all other terms and conditions will be virtually identical to the options you currently hold. Participation in the Option Exchange Program will be completely voluntary. If you do not want to participate in the Option Exchange Program, your current options will remain in place.

Within the next day or two, you will receive an email containing a complete description of, and forms related to, the offer to exchange (the “Offer”). As outlined in the Offer documents, you will have a period of time to elect to participate in the Offer. Any questions that are not answered by the Offer documents should be directed to Ken Lombardo at klombardo@qtww.com

The executive management team and I are committed to making Quantum a company that will experience continued growth and success. We view this program as a way to motivate and reward our employees by presenting this opportunity to share in Quantum’s future successes through stock ownership.

Sincerely,

Alan P. Niedzwiecki, President

The tender offer described in this communication has not yet commenced. Persons who are eligible to participate in the tender offer should read the Tender Offer Statement to be filed with the SEC on Schedule TO upon commencement of the tender offer, and other related materials when those materials become available because they will contain important information about the tender offer. You can obtain these written materials and other documents filed by Quantum with the SEC free of charge from the SEC’s website at www.sec.gov, or by emailing a request for copies to srodriguez@qtww.com. We urge you to read the Tender Offer Statement and all other relevant materials when they become available before making any decision with respect to the tender offer described in this notice.